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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASHINGTON, DC

SEC FILE NUMBER
8- 44993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Securities, LTd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 Broadway
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. PorTnoy CPA, P.C.
(Name – *if individual, state last, first, middle name*)

410 Jericho Turnpike	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, T. K. Flatley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Securities Ltd, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President

Title

Notary Public

PATRICIA MUNGO
Notary Public, State of New York
No. 01MU6107150
Qualified in New York County
Commission Expires March 22, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

AVALON SECURITIES, LTD.

DECEMBER 31, 2005

M. PORTNOY CPA, P.C.
Certified Public Accountant

AVALON SECURITIES, LTD.

NEW YORK, NEW YORK

DECEMBER 31, 2005

TABLE OF CONTENTS

M. PORTNOY CPA, P.C.
Certified Public Accountant

M. PORTNOY CPA, P.C.
Certified Public Accountant

Mailing address:
410 Jericho Turnpike, Suite 102
Jericho, New York 11753

559 West 45th St.
New York, New York 10036

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Avalon Securities, Ltd.
New York, New York

I have audited the accompanying statement of financial condition of Avalon Securities, Ltd. as at December 31, 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I have conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used an significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of "Avalon Securities, Ltd. as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M Portnoy CPA, PC

M. Portnoy CPA, P.C.

New York, New York
February 23, 2006

Tel. (516) 827-4063 / (212) 997-5060 / Fax (516) 827-4068
mikeportnoycpa@aol.com

AVALON SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Current assets		
Cash	$8,794	
Total current assets		$ 8,794
Other assets		4,292
Total assets		$13,086

STOCKHOLDER'S EQUITY

Stockholder's equity		
Capital stock – authorized: 1,000 shares no par value, issued and outstanding: 100 shares	$8,000	
Stockholder's undistributed income	5,086	
Total stockholder's equity		$13,086
Total liabilities and stockholder's equity		$13,086

The accompanying independent auditor's report and notes to financial statements are integral parts of this statement.

M. PORTNOY CPA, P.C.
Certified Public Accountant

AVALON SECURITIES, LTD.

INCOME STATEMENT

YEAR ENDED DECEMBER 31, 2005

Revenue		
Interest income		$1
Expenses		
Broker dealer expenses	$ 1,630	
Professional fees	2,250	
Taxes	100	
Miscellaneous	750	
Expenses reimbursed by affiliate	(4,730)	
Total expenses		0
Net income		$1

The accompanying independent auditor's report and notes to financial statements are integral parts of this statement.

AVALON SECURITIES, LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

Stockholder's undistributed income – beginning of year	$5,085
Net income	1
Stockholder's undistributed income – end of year	$5,086

The accompanying independent auditor's report and notes to financial statements are integral parts of this statement.

M. PORTNOY CPA, P.C.
Certified Public Accountant

AVALON SECURITIES, LTD.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash provided by operating activities:	
Net income	$ 1
Net increase in cash	1
Cash and cash equivalents at beginning of year	8,793
Cash and cash equivalents at end of year	$8,794

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest $0
Income taxes $0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

The accompanying independent auditor's report and notes to financial statements are integral parts of this statement.

M. PORTNOY CPA, P.C.
Certified Public Accountant

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 1 – Nature of Business

Avalon Securities, Ltd. (The "Company") is a registered securities broker-dealer that arranges private and public placements of debt and equity financing for clients through the United States.

NOTE 2 – Summary of Significant Accounting Policies

Income Taxes

The Company, with the consent of its stockholder, has elected treatment as a small business corporation under Subchapter S of the Internal Revenue Code and the related provision of the New York State Franchise Tax Law. Under the aforementioned provisions, corporate income or loss and any tax credits earned are included in the stockholder's individual federal and state income tax returns. The Company is subject to New York City Corporation income tax.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimated.

NOTE 3 – Related Party Transactions

The Company is affiliated through common ownership with a private investment bank, Avalon Group, Ltd. ("Group") that provides advisory services regarding acquisitions, divestitures, valuations, restructuring and financings. The Company and Group have agreed that Group will pay for all expenses of the Company and provide rent free of charge, without recourse.

NOTE 4 – Concentration of Credit Risk

The Company maintains a cash account at a bank, which is insured by the Federal Deposit Insurance Corporation up to $100,000.

NOTE 5 – Special Reserve Account

The Company is not required to maintain a special reserve bank account for the protection of customers as required by rule 15c3-3 of the SEC under section k(20)ii of the Rule.

NOTE 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had a net capital of $8,794 which was $3,794 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to new capital was 0 to 1.

M. PORTNOY CPA, P.C.
Certified Public Accountant

AVALON SECURITIES, LTD.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

SUPPLEMENTARY SCHEDULE

Stockholder's equity	$ 13,086
Non-allowable assets	(4,292)
Net capital	8,794
Capital required	(5,000)
Net capital in excess of requirement	$ 3,794

No material differences exist between this schedule and Focus Report Part 11A filed by the Company.

Computation for Determination of Reserve Requirements under Exhibition A of Rule 15c3-3:
Member exempt under 15c3-3 (k) (2) (i).

Information relating to possession and control requirements under Rule 15c-3:
Member exempt under 15c3-3 (k) (2) (i).

Schedule of Segregation Requirement and Funds on Deposit in Segregation: Member has no requirement.

M. PORTNOY CPA, P.C.
Certified Public Accountant

M. PORTNOY CPA, P.C.
Certified Public Accountant

Mailing address:
410 Jericho Turnpike, Suite 102
Jericho, New York 11753

559 West 45th St.
New York, New York 10036

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITOR

To The Board of Directors
Avalon Securities, Ltd.
New York, New York

In planning and performing my audit of the financial statements of Avalon Securities, Ltd. for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 171a-5(g)(l) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Avalon Securities, Ltd. that I considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did no review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry securities for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued.../

Tel. (516) 827-4063 / (212) 997-5060 / Fax (516) 827-4068
mikeportnoycpa@aol.com

To The Board of Directors
Avalon Securities, Ltd.
New York, New York
Page 2

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certifies Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, recognizing it is not practicable in an organization the size of Avalon Securities, Ltd. To achieve the division of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management, I did not note any matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC objectives.

This report is intended solely for use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

M. Portnoy CPA, P.C.

M. PORTNOY CPA, P.C.
Certified Public Accountant